 SHORE BANCSHARES, INC.

18 E. Dover Street

Easton, Maryland 21601

June 3, 2024

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Shore Bancshares, Inc.

Acceleration Request

Registration Statement on Form S-3

File No. 333-279456

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-referenced Registration Statement (the “Registration Statement”), Shore Bancshares, Inc., a Maryland corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on Tuesday, June 4, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes Kevin Houlihan and William Levay, of Holland & Knight LLP, attorneys for the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Kevin Houlihan or William Levay, Holland & Knight LLP, 800 17th Street, NW, Suite 1100, Washington, D.C. 20006.

If you have any questions regarding this request, please telephone Kevin Houlihan or William Levay at (202) 955-3000 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ Todd L. Capitani
Todd L. Capitani
Executive Vice President and Chief Financial Officer